Exhibit 3.5

Articles of Amendment

to

Articles of Incorporation

of

Vertical Health Solutions, Inc.

(a Florida Profit Corporation)

1.  Name of corporation:

Vertical Health Solutions, Inc.

2.  The articles have been amended as follows:

Upon the filing of this certificate of amendment, the corporation shall affect a one-for-164 reverse split whereby each share of common stock, par value $0.001 per share shall, without any action on the part of the holder, become and be converted into 0.006 4/41 shares of common stock, par value $0.001 per share. In connection with the reverse split, no fractional shares shall be issued. In lieu of fractional shares, each holder who would otherwise be entitled to receive fractional shares of new common stock, will, upon surrender of the certificates representing shares of old common stock, receive such additional fractional share as will result in the holder having a whole number of shares.

3.  The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:

The amendment was approved by the written consent of stockholders holding 33,159,847 shares of the corporation’s common stock, which constituted approximately 74.56% of the 44,474,975 shares of the corporation’s common stock issued and outstanding as of February 10, 2011.

4.  Effective date of filing (optional):

[Signature Page Follows]

[Signature Page to Articles of Amendment]

Dated:	March 29, 2011

	Signature:	/s/ Stephen M. Watters
By: Stephen M. Watters
Title: Chief Executive Officer